CUSIP No. 09622L102


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          BLUEFIRE ETHANOL FUELS, INC.

                                (NAME OF ISSUER)

                                  COMMON STOCK,

                         (TITLE OF CLASS OF SECURITIES)

                                    09622L102

                                 (CUSIP NUMBER)

                            JOSEPH P. BARTLETT, ESQ.
                GREENBERG GLUSKER FIELDS CLAMAN & MACHTINGER LLP
                      1900 AVENUE OF THE STARS, SUITE 2100
                              LOS ANGELES, CA 90067
                                 (310) 201-7481

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 14, 2007
             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09622L102

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     David Gelbaum, Trustee, The Quercus Trust
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     U.S.
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           11,111,110
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    11,111,110
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     11,111,110
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     33.1%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

_____________
(1) Based on 33,600,732 shares of Common Stock, par value $0.001 per share ("Common Stock") outstanding, calculated in accordance with Rule 13d.

CUSIP No. 09622L102

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Monica Chavez Gelbaum, Trustee, The Quercus Trust
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     U.S.
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           11,111,110
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    11,111,110
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     11,111,110
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     33.1%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------
______________________
(1) Based on 33,600,732 shares of Common Stock, par value $0.001 per share ("Common Stock") outstanding, calculated in accordance with Rule 13d.

CUSIP No. 09622L102

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     The Quercus Trust
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     U.S.
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           11,111,110
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    11,111,110
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     11,111,110
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     33.1%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     OO
--------------------------------------------------------------------------------

____________________
(1) Based on 33,600,732 shares of Common Stock, par value $0.001 per share ("Common Stock") outstanding, calculated in accordance with Rule 13d.

CUSIP No. 09622L102

Item 1.  Security and Issuer

       Issuer: BlueFire Ethanol Fuels, Inc.

       Security: Common Stock, par value $0.001 per share ("Common Stock")

Item 2.  Identity and Background

       (a) This Statement is being filed by The Quercus Trust (the "Trust"), David Gelbaum, an individual, as co-trustee of the Trust, and Monica Chavez Gelbaum, an individual, as co-trustee of the Trust (collectively, the "Reporting Persons").

       (b) The Reporting Persons' business address is 1835 Newport Blvd. A109 - PMB 467, Costa Mesa, California 92627.

       (c) David Gelbaum and Monica Chavez Gelbaum are investors; the Trust is a revocable trust formed for estate planning purposes.

       (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) None of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f) Each of Mr. and Ms. Gelbaum is a citizen of the United States of America. The Trust is a California statutory trust.

Item 3.  Source and Amount of Funds or Other Consideration

       All shares of Common Stock were purchased using personal funds.

Item 4.  Purpose of Transaction

       The shares of Common Stock were purchased by the Trust for investment purposes. The Reporting Persons have no plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of
Item 4 of Schedule 13D. However, the Reporting Persons retain their rights to modify their plans with respect to the transactions described in this Schedule 13D, to vote, acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.  Interest in Securities of the Issuer

       (a) As of the date of this Schedule 13D, each reporting person beneficially owns 11,111,110 shares of Common Stock, which are held of record by the Trust.

       (b) Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over the shares of Common Stock owned by the Trust.

CUSIP No. 09622L102

       (c) Since December 03, 2007, the Trust has purchased shares of Common Stock as follows:


                Date               Number of Shares          Price Per Share
                ----               ----------------          ---------------
             12/03/2007                 185,185                 $ 2.7000
             12/14/2007                5,370,370                $ 2.7000


              The above reported 5,555,555 shares of Common Stock, with a purchase price of $2.70 per share, were acquired through a private sale as memorialized in Stock Purchase Agreement dated 12/03/2007 and Securities Purchase Agreement dated 12/14/2007 (collectively, the "Private Sale") between the Issuer and Reporting Persons. Under the terms of the Private Sale, the Issuer also issued to the Reporting Persons warrants to purchase 5,555,555 additional shares of Common Stock, with an expiration date of 12/14/2012 and exercise price of $2.90 per share, subject to adjustment as defined in the Private Sale.

       (d) Not applicable.

       (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

       (a) Pursuant to the Power of Attorney filed as Exhibit "B" to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum's Attorney-In-Fact.

       (b) Stock Purchase Agreement dated 12/03/2007 between Issuer, Reporting Persons, and other investors, serving as the first of two tranches in connection with a single private placement financing in the total amount of $15,000,000.

       (c) Securities Purchase Agreement dated 12/14/2007, between Issuer and Reporting Persons, serving as the second and final tranche in connection with a single private placement financing in the total amount of $15,000,000.

Item 7.  Material to Be Filed as Exhibits

       Exhibit A: Agreement Regarding Joint Filing of Schedule 13D.

       Exhibit B: Stock Purchase Agreement

       Exhibit C: Securities Purchase Agreement

CUSIP No. 09622L102

SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.


Dated: January 4, 2008            /s/ David Gelbaum
                                  ----------------------------------------------
                                  David Gelbaum, Co-Trustee of The Quercus Trust



                                  /s/ David Gelbaum, as Attorney-In-Fact for
                                      Monica Chavez Gelbaum
                                  ----------------------------------------------
                                  Monica Chavez Gelbaum, Co-Trustee of The
                                  Quercus Trust



                                  /s/ David Gelbaum
                                  ----------------------------------------------
                                  The Quercus Trust, David Gelbaum, Co-Trustee
                                  of The Quercus Trust

CUSIP No. 09622L102


                                    EXHIBIT A

                AGREEMENT REGARDING JOINT FILING OF SCHEDULE 13D
                ------------------------------------------------



         The undersigned agree that the Schedule 13D with respect to the Common Stock of BlueFire Ethanol Fuels, Inc. is a joint filing being made on their behalf.


Dated: January 4, 2008            /s/ David Gelbaum
                                  ----------------------------------------------
                                  David Gelbaum, Co-Trustee of The Quercus Trust



                                  /s/ David Gelbaum, as Attorney-In-Fact for
                                      Monica Chavez Gelbaum
                                  ----------------------------------------------
                                  Monica Chavez Gelbaum, Co-Trustee of The
                                  Quercus Trust



                                  /s/ David Gelbaum
                                  ----------------------------------------------
                                  The Quercus Trust, David Gelbaum, Co-Trustee
                                  of The Quercus Trust

CUSIP No. 09622L102

                                   EXHIBIT B

                            STOCK PURCHASE AGREEMENT
                            ------------------------


      THIS STOCK PURCHASE AGREEMENT (this "Agreement") is made as of the 3rd day of December 2007, by and among BLUEFIRE ETHANOL FUELS, INC., a Nevada corporation (the "Company") and each of the persons listed on Schedule A hereto (each an "Investor" and collectively, the "Investors").

      WHEREAS, the Company, Quercus Trust, James G. Speirs and James G. Speirs SEP IRA (the "New Investors") have agreed to enter into a single private placement financing to be funded in two tranches occurring on December 3, 2007 and on or around December 10, 2007 (collectively, the "Financing"), whereby the New Investors will purchase from the Company and the Company will issue to the New Investors shares of common stock and warrants in the Company for an aggregate purchase price of $15,500,000;

      WHEREAS, the Company and the Investors desire to fund $1,000,000 of the Financing herein, whereby the Company will issue to each Investor and each Investor will purchase form the Company the number of shares of common stock (the "Shares") set forth opposite such Investor's name on Schedule A hereto.

      NOW, THEREFORE, in consideration of the mutual covenants herein contained, and for such other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

      1.    Purchase and Sale of the Shares.

            1.1 Sale of Shares. Subject to the terms and conditions of this Agreement, at the Closing (as hereafter defined), the Company will issue, sell and deliver to each Investor, and each Investor will purchase from the Company, the number of Shares set forth opposite such Investor's name on Schedule A hereto at a purchase price of $2.70 per share.

            1.2 Issuance of Warrants. Concurrently with the sale of the Shares by the Company and the purchase of the Shares by the Investors, the Investors will receive a warrant (the "Warrant") to purchase such number of Shares of Common Stock of the Company (the "Warrant Shares") as set forth on Schedule A hereto.

            1.3 Closing. The closing of the purchase and sale of the Shares (the "Closing") will take place at the offices of Seward & Kissel LLP, located at One Battery Park Plaza, New York, New York, 10004, at 10:00 am, New York time on the date hereof or on such other date or at such other place as the parties hereto shall mutually agree (the date of the Closing is hereinafter referred to as the "Closing Date"). At the Closing, the Company will deliver to each Investor a stock certificate or certificates dated the Closing Date for the number of Shares such Investor has agreed to purchase and registered in such name and in such denominations as such Investor requests, and such Investor will pay to the Company the purchase price for such Shares by certified check or wire transfer of immediately available funds.

      2. Representations, Warranties and Covenants of the Company. The Company hereby represents, warrants and covenants to each Investor that:

            2.1 Authority/Capacity. The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of Nevada and has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement has been duly authorized by all necessary action on the part of the Company, and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by: (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally; and
(ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

            2.2 The Shares. The Shares, when issued, sold and delivered in accordance with the terms hereof for the consideration expressed herein, will be duly and validly issued, fully paid and nonassessable and free and clear of all liens, security interests, options, charges, pledges and encumbrances.

            2.3 The Warrants. The Warrants when issued and delivered will be duly and validly issued and will be free of all liens and restrictions on transfer other than under applicable securities laws..

            2.4 The Warrant Shares. The Warrant Shares have been duly reserved for issuance by the Company in sufficient number to cover the exercise of all of the Warrants. The issuance of the Warrant Shares upon exercise of the Warrants has been duly authorized by the Company and the Warrant Shares when delivered in accordance with the Warrant, will be validly issued, fully paid and non-assessable, and free of all liens and restrictions on transfer other than under applicable securities laws.

            2.5 Securities Law. In reliance on the investment representations made by the Investors, the offer, issuance, sale and delivery of the Shares and Warrants, as provided in this Agreement, are exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), and all applicable state securities laws.

            2.6 Reports; Financial Statements. The Company's Annual Report on Form 10-KSB for the year ended December 31, 2006 and Quarterly Reports on Form 10-QSB for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007 (the "Reports") have been filed with the Securities and Exchange Commission (the "SEC") and the Reports complied in all material respects with the rules of the SEC applicable to such Reports on the date filed with the SEC, and to the Company's best knowledge, the Reports did not contain, on the date of filing with the SEC, any untrue statement of a material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances in which they were made, not materially misleading. All of the consolidated financial statements included in the Reports (the "Company Financial Statements"): (a) have been prepared from and on the basis of, and are in accordance with, the books and records of the Company and with generally accepted accounting principles ("GAAP") applied on a basis consistent with prior accounting periods; (b) fairly and accurately present in all material respects the consolidated financial condition of the Company as of the date of each such Company Financial Statement and the results of its operations for the periods therein specified; and (c) in the case of the annual financial statements, are accompanied by the audit opinion of the Company's independent public accountants. Except as set forth in the Company Financial Statements, as of the date hereof, Company has no liabilities other than (x) liabilities which are reflected or reserved against in the Company Financial Statements and which remain outstanding and undischarged as of the date hereof, (y) liabilities arising in the ordinary course of business of the Company since September 30, 2007, or (z) which were not required by generally accepted accounting principles to be reflected or reserved on the Company Financial Statements. Since September 30, 2007, there has not been any event or change which has had a Material Adverse Effect (as hereinafter defined) and Company has no actual knowledge of any event or circumstance that would reasonably be expected to result in such a Material Adverse Effect. As used herein, "Material Adverse Effect" shall mean a material adverse effect on (i) the Company, (ii) its consolidated results of operations, assets, or financial condition, (iii) its ability to perform its obligations under this Agreement or (iv) the Shares or the Warrant Shares, PROVIDED HOWEVER, that a Material Adverse Effect shall not include facts, circumstances, events, changes, effects or occurrences (i) affecting the United States or global economy or capital or financial markets or the ethanol market generally which do not materially disproportionately affect the Company, (ii) resulting from changes in laws, regulations or GAAP, or in the authoritative interpretations thereof or in regulatory or interpretive guidance related thereto which do not materially disproportionately affect the Company, (iii) resulting from earthquakes or similar catastrophes, or acts of war, sabotage, terrorism, military action or any escalation or worsening thereof which do not materially disproportionately affect the Company, or (iv) resulting from this Agreement, the announcement thereof and the transactions contemplated hereby.

      3. Representations and Warranties of the Investors. Each Investor hereby severally represents and warrants that:

            3.1 Authority; Capacity to Purchase. If such Investor is an entity, it is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. It has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement has been duly authorized by all necessary action on the part of such Investor, and constitutes a legal, valid and binding obligation of such Investor, enforceable against such Investor in accordance with its terms, except as such enforceability may be limited by: (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally; and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

            3.2 Securities Law. Each Investor is an "accredited investor" as defined in Rule 501(a) promulgated under the Securities Act and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the transactions contemplated under this Agreement. Such Investor is acquiring the Shares solely for investment purposes, with no intention of distributing or reselling any of the Shares or any interest therein. Such Investor's financial condition is such that it is able to bear all economic risks of investment in the Shares, including a complete loss of its investment. The Company has provided such Investor with adequate access to financial and other information concerning the Company as requested and such Investor has had the opportunity to ask questions of and receive answers from the Company concerning the transactions contemplated by this Agreement and to obtain therefrom any additional information necessary to make an informed decision regarding an investment in the Company. Such Investor is aware that the Shares are not registered under the Securities Act and will be endorsed with transfer restriction legends, and that neither the Shares nor any interest therein may be sold, pledged, or otherwise transferred unless the Shares are registered under the Securities Act or qualify for an exemption under the Securities Act.

      4.    Miscellaneous.

            4.1 Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties.

            4.2 Entire Agreement. This Agreement constitutes the full and entire understanding and agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements, written or oral, with respect thereto.

            4.3 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

            4.4 Waivers and Amendments; Non-Contractual Remedies; Preservation of Remedies. This Agreement may be amended, superseded, cancelled, renewed or extended, and the terms hereof may be waived, only by a written instrument signed by all of the parties hereto or, in the case of a waiver, by the party waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of such party of any such right, power or privilege, or any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege.

            4.5 Governing Law. This Agreement shall be governed by and construed under the laws of the State of New York without regard to choice of law principles.

            4.6 Further Assurances. Each party shall, at the request of another party, at any time and from time to time following the Closing promptly execute and deliver, or cause to be executed and delivered, all such further instruments and take all such further action as each party may reasonably request to confirm or carry out the provisions and intent of this Agreement.

            4.7 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

            4.8 Delivery of Warrant. The Company hereby covenants to deliver to each Investor the Warrant on the earlier of (i) the funding of the remaining $14,500,000 in connection with the Financing or (ii) December 17, 2007.


                           [-Signature Page Follows-]

      IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

                                        THE COMPANY:

                                        BLUEFIRE ETHANOL FUELS, INC.

                                        By: /s/ Arnold R. Klann
                                            -------------------------
                                            Name: Arnold R. Klann
                                            Title: Chairman & CEO


                                        INVESTORS

                                        QUERCUS TRUST

                                        By:
                                            -------------------------
                                            Name:
                                            Title:


                                        /s/ James G. Speirs
                                        -----------------------------
                                        James G. Speirs

      IN WITNESS WHEREOF, THE PARTIES HAVE EXECUTED THIS AGREEMENT AS OF THE DATE FIRST ABOVE WRITTEN.

                                        THE COMPANY:

                                        BLUEFIRE ETHANOL FUELS, INC.

                                        By:
                                            -------------------------
                                            Name:
                                            Title:


                                        INVESTORS

                                        QUERCUS TRUST


                                        BY: /s/ David Gelbaum
                                            -------------------------
                                            NAME: David Gelbaum
                                            TITLE: Trustee


                                        /s/ James G. Speirs
                                        -----------------------------
                                        James G. Speirs

                                                                      Schedule A

                              SCHEDULE OF INVESTORS

                                  COMMON STOCK
                                  ------------

                                                               Aggregate
Name                              No. of Shares              Purchase Price
-------------------------  --------------------------  -------------------------

Quercus Trust                        185,185                   $500,000

James G. Speirs                       74,074                   $200,000

James G. Speirs SEP IRA              111,111                   $300,000
                           --------------------------  -------------------------
Total                                370,370                 $1,000,000




                                    WARRANTS
                                    --------

Name                     No. of Warrants      Exercise Price     Exercise Term
---------------------  -------------------  ------------------  ----------------

Quercus Trust                185,185               $2.90             5 Years

James G. Speirs               74,074               $2.90             5 Years

James G. Speirs SEP          111,111               $2.90             5 Years
IRA                    -------------------  ------------------  ----------------

Total                        370,370

                                   EXHIBIT C

                         SECURITIES PURCHASE AGREEMENT
                         -----------------------------


      THIS SECURITIES PURCHASE AGREEMENT (this "AGREEMENT") is made as of the 14th day of December 2007, by and among BLUEFIRE ETHANOL FUELS, INC., a Nevada corporation (the "COMPANY") and Quercus Trust, a ___________ (the "INVESTOR").

      WHEREAS, the Company, the Investor, James G. Speirs, James G. Speirs SEP IRA (the "NEW INVESTORS") entered into a single private placement financing to be funded in two tranches (collectively, the "FINANCING"), whereby the New Investors agreed to purchase from the Company and the Company agreed to issue to the New Investors shares of common stock and warrants in the Company for an aggregate purchase price of $15,500,000;

      WHEREAS, the first tranche in the amount of $1,000,000 was funded on December 3, 2007;

      WHEREAS, the Company and the Investor desire to fund the second tranche on the date hereof in the amount of $14,500,000.

      NOW, THEREFORE, in consideration of the mutual covenants herein contained, and for such other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

      SECTION 1.  Purchase and Sale of the Shares.

            1.1 SALE OF SHARES. Subject to the terms and conditions of this Agreement, at the Closing (as hereafter defined), the Company will issue, sell and deliver to the Investor, and the Investor will purchase from the Company 5,370,370 shares of the Company's common stock (the "SHARES") at a purchase price of $2.70 per share (the "PURCHASE PRICE").

            1.2 ISSUANCE OF WARRANTS. Concurrently with the sale of the Shares by the Company and the purchase of the Shares by the Investor, the Investor will receive a warrant (the "WARRANT") to purchase 5,370,370 Shares of common stock of the Company (the "WARRANT SHARES") at a purchase price of $2.90 per share. The Warrants shall have a term of five (5) years.

            1.3 CLOSING. The closing of the purchase and sale of the Shares and Warrants (the "CLOSING") will take place at the offices of Seward & Kissel LLP, located at One Battery Park Plaza, New York, New York, 10004, at 10:00 am, New York time on the date hereof or on such other date or at such other place as the parties hereto shall mutually agree (the date of the Closing is hereinafter referred to as the "CLOSING DATE"). At the Closing or promptly thereafter, the Company will deliver to the Investor a stock certificate or certificates dated the Closing Date for the number of Shares the Investor has agreed to purchase and registered in such name and in such denominations as the Investor requests and a Warrant on the terms set forth in Section 1.2 above, and the Investor will pay to the Company the Purchase Price by certified check or wire transfer of immediately available funds.

      SECTION 2. REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANY. The Company hereby represents, warrants and covenants to the Investor that:

            2.1 CORPORATE EXISTENCE. The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of Nevada and has all requisite corporate power to own, lease and operate its properties and assets and to conduct its business as it is now being conducted.

            2.2 SUBSIDIARIES. Each Subsidiary of the Company is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of organization and has the requisite corporate power to own, lease and operate its properties and assets and to conduct its business as it is now being conducted. For the purposes of this Agreement, "SUBSIDIARY" shall mean any corporation or other entity of which at least a majority of the securities or other ownership interest having ordinary voting power (absolutely or contingently) for the election of directors or other Persons performing similar functions are at the time owned directly or indirectly by the Company and/or any of its other Subsidiaries.

            2.3 CORPORATE POWER. The Company has the requisite legal and corporate power and authority to enter into, issue and perform this Agreement and the Warrants in accordance with the terms hereof and thereof. The execution, delivery and performance of this Agreement and the Warrants by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action. When executed and delivered by the Company, this Agreement and the Warrants shall constitute valid and binding obligations of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, moratorium, liquidation, conservatorship, receivership or similar laws relating to, or affecting generally the enforcement of, creditor's rights and remedies or by other equitable principles of general application

            2.4 NO CONFLICTS. The execution, delivery and performance of this Agreement and the consummation by the Company of the transactions contemplated hereby, do not and will not (i) violate or conflict with any provision of the Company's certificate of incorporation or bylaws, each as amended to date, or any Subsidiary's comparable charter documents, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, mortgage, deed of trust, indenture, note, bond, license, lease agreement, instrument or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries' respective properties or assets are bound, or (iii) result in a violation of any federal, state, local or foreign statute, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations) applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries are bound or affected.

            2.5 NO CONSENTS. Neither the Company nor any Subsidiary is required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by this Agreement in accordance with the terms hereof, except for those consents, authorizations, orders, filings and registrations previously made or obtained and those filings which are required to be made under federal or state securities laws that, pursuant to such laws, may be made after the date hereof.

            2.6 TITLE TO PROPERTIES. Except as set forth in the Public Filings, each of the Company and the Subsidiaries has good and valid title to all of its real and personal property, free and clear of any mortgages, pledges, charges, liens, security interests or other encumbrances. Any leases of the Company and each of its Subsidiaries are valid and subsisting and in full force and effect.

            2.7 INSURANCE. The Company and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its Subsidiaries are engaged. Neither the Company nor any such Subsidiary has been refused any insurance coverage sought or applied for and neither the Company nor any such Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

            2.8   LEGAL PROCEEDINGS. Except as set forth in the Public Filings,
      (i) there is no action, suit, claim, investigation, arbitration, alternate dispute resolution proceeding or other proceeding pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary which questions the validity of this Agreement or any of the transactions contemplated hereby or any action taken or to be taken pursuant hereto,
      (ii) there is no material action, suit, claim, investigation, arbitration, alternate dispute resolution proceeding or other proceeding pending or, to the knowledge of the Company, threatened against or involving the Company, any Subsidiary or any of their respective properties or assets and (iii) there are no material outstanding orders, judgments, injunctions, awards or decrees of any court, arbitrator or governmental or regulatory body against the Company or any Subsidiary or any officers or directors of the Company or Subsidiary in their capacities as such.

            2.9 SECURITIES LAW. In reliance on the investment representations made by the Investor, the offer, issuance, sale and delivery of the Shares and Warrants, as provided in this Agreement, are exempt from the registration requirements of the Securities Act of 1933, as amended (the "SECURITIES ACT"), and all applicable state securities laws.

            2.10 INTELLECTUAL PROPERTY. The Company and the Subsidiaries own or possess adequate rights or licenses to use all trademarks, service marks, and all applications and registrations therefor, trade names, patents, patent rights, copyrights, original works of authorship, inventions, licenses, approvals, governmental authorizations, trade secrets and other intellectual property rights, (collectively "INTELLECTUAL PROPERTY RIGHTS") necessary to conduct their respective businesses as now conducted. Except as disclosed in the Public Filings, none of the Company's Intellectual Property Rights have expired or terminated, or are expected to expire or terminate, within two years from the date of this Agreement. The Company does not have any knowledge, after reasonable inquiry, of any material infringement by the Company or its Subsidiaries of Intellectual Property Rights of others. There is no material claim, action or proceeding pending, or to the knowledge of the Company, being threatened, against the Company or its Subsidiaries regarding its Intellectual Property Rights. The Company is unaware of any material facts or circumstances which might give rise to any of the foregoing infringements or claims, actions or proceedings. The Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their material Intellectual Property Rights.

            2.11 REPORTS; FINANCIAL STATEMENTS. The Company's Annual Report on Form 10-KSB for the year ended December 31, 2006 and Quarterly Reports on Form 10-QSB for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007 (the "REPORTS") have been filed with the Securities and Exchange Commission (the "SEC") and the Reports complied in all material respects with the rules of the SEC applicable to such Reports on the date filed with the SEC, and to the Company's best knowledge, the Reports did not contain, on the date of filing with the SEC, any untrue statement of a material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances in which they were made, not materially misleading. All of the consolidated financial statements included in the Reports (the "COMPANY FINANCIAL STATEMENTS"): (a) have been prepared from and on the basis of, and are in accordance with, the books and records of the Company and with generally accepted accounting principles ("GAAP") applied on a basis consistent with prior accounting periods; (b) fairly and accurately present in all material respects the consolidated financial condition of the Company as of the date of each such Company Financial Statement and the results of its operations for the periods therein specified; and (c) in the case of the annual financial statements, are accompanied by the audit opinion of the Company's independent public accountants. Except as set forth in the Company Financial Statements, as of the date hereof, Company has no liabilities other than (x) liabilities which are reflected or reserved against in the Company Financial Statements and which remain outstanding and undischarged as of the date hereof, (y) liabilities arising in the ordinary course of business of the Company since September 30, 2007, or (z) which were not required by generally accepted accounting principles to be reflected or reserved on the Company Financial Statements. Since September 30, 2007, there has not been any event or change which has had a Material Adverse Effect (as hereinafter defined) and Company has no actual knowledge of any event or circumstance that would reasonably be expected to result in such a Material Adverse Effect. As used herein, "MATERIAL ADVERSE EFFECT" shall mean a material adverse effect on (i) the Company, (ii) its consolidated results of operations, assets, or financial condition, (iii) its ability to perform its obligations under this Agreement or (iv) the Shares or the Warrant Shares, PROVIDED HOWEVER, that a Material Adverse Effect shall not include facts, circumstances, events, changes, effects or occurrences (i) affecting the United States or global economy or capital or financial markets or the ethanol market generally which do not materially disproportionately affect the Company, (ii) resulting from changes in laws, regulations or GAAP, or in the authoritative interpretations thereof or in regulatory or interpretive guidance related thereto which do not materially disproportionately affect the Company, (iii) resulting from earthquakes or similar catastrophes, or acts of war, sabotage, terrorism, military action or any escalation or worsening thereof which do not materially disproportionately affect the Company, or (iv) resulting from this Agreement, the announcement thereof and the transactions contemplated hereby.

            2.12 THE SHARES. The Shares, when issued, sold and delivered in accordance with the terms hereof for the consideration expressed herein, will be duly and validly issued, fully paid and nonassessable and free and clear of all liens, security interests, options, charges, pledges and encumbrances.

            2.13 THE WARRANTS. The Warrants when issued and delivered will be duly and validly issued and will be free of all liens and restrictions on transfer other than under applicable securities laws..

            2.14 THE WARRANT SHARES. The Warrant Shares have been duly reserved for issuance by the Company in sufficient number to cover the exercise of all of the Warrants. The issuance of the Warrant Shares upon exercise of the Warrants has been duly authorized by the Company and the Warrant Shares when delivered in accordance with the Warrant, will be validly issued, fully paid and non-assessable, and free of all liens and restrictions on transfer other than under applicable securities laws.

            2.15 BROKERS' OR FINDERS' FEES. Except for Ardour Capital Investment, LLC ("ARDOUR"), no broker, finder or similar agent has been employed by or on behalf of the Company, and no Person or entity with which the Company has had any dealings or communications of any kind is entitled to any brokerage commission, finder's fee or any similar compensation, in connection with this Agreement or the transactions contemplated hereby.

            2.16 NO OTHER REPRESENTATIONS. Except as and to the extent set forth in this Section 2, the Company makes no representations or warranties whatsoever to the Investor and hereby disclaims all liability and responsibility for any representation, warranty, statement, or information not included herein that was made, communicated, or furnished (orally or in writing) to the Investor or its representatives (including any opinion, information, projection, or advice that may have been or may be provided to the Investor by any director, officer, employee, agent, consultant, or representative of the Company or any of is Subsidiaries).

      SECTION 3. REPRESENTATIONS AND WARRANTIES OF THE Investor. The Investor hereby represents and warrants that:

            3.1 CORPORATE EXISTENCE. The Investor is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all requisite corporate or other power to own, lease and operate its properties and assets and to conduct its business as it is now being conducted..

            3.2 CORPORATE POWER. The Investor has the requisite legal, corporate or other power and authority to enter into, issue and perform this Agreement in accordance with the terms hereof. The execution, delivery and performance of this Agreement by the Investor and the consummation by it of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate or other action. When executed and delivered by the Investor, this Agreement shall constitute valid and binding obligations of the Investor enforceable against the Investor in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, moratorium, liquidation, conservatorship, receivership or similar laws relating to, or affecting generally the enforcement of, creditor's rights and remedies or by other equitable principles of general application.

            3.3 SECURITIES LAW. The Investor is an "accredited investor" as defined in Rule 501(a) promulgated under the Securities Act and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the transactions contemplated under this Agreement. The Investor is acquiring the Shares and Warrants solely for investment purposes, with no intention of distributing or reselling any of the Shares or Warrants or any interest therein. The Investor's financial condition is such that it is able to bear all economic risks of investment in the Shares and Warrants, including a complete loss of its investment. The Company has provided the Investor with adequate access to financial and other information concerning the Company as requested and the Investor has had the opportunity to ask questions of and receive answers from the Company concerning the transactions contemplated by this Agreement and to obtain therefrom any additional information necessary to make an informed decision regarding an investment in the Company. The Investor is aware that the Shares are not registered under the Securities Act and will be endorsed with transfer restriction legends, and that neither the Shares nor any interest therein may be sold, pledged, or otherwise transferred unless the Shares are registered under the Securities Act or qualify for an exemption under the Securities Act.

            3.4 NO CONFLICTS. The execution, delivery and performance of this Agreement and the consummation by the Investor of the transactions contemplated hereby, do not and will not (i) violate or conflict with any provision of any Investor's organizational documents, each as amended to date, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, mortgage, deed of trust, indenture, note, bond, license, lease agreement, instrument or obligation to which any Investor is a party or by which any of its respective properties or assets are bound, or (iii) result in a violation of any federal, state, local or foreign statute, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations) applicable to the Investor or by which any property or asset of the Investor are bound or affected.

            3.5 BROKERS' OR FINDERS' FEES. No broker, finder or similar agent has been employed by or on behalf of the Investor, and no Person or entity with which the Investor has had any dealings or communications of any kind is entitled to any brokerage commission, finder's fee or any similar compensation, in connection with this Agreement or the transactions contemplated hereby.

            3.6 CERTAIN TRADING ACTIVITIES. The Investor has not directly or indirectly, nor has any Person acting on behalf of or pursuant to any understanding with the Investor, engaged in any transactions in the securities of the Company (including, without limitations, any short sales involving the Company's securities) since the time that such Investor was first contacted by the Company or Ardour regarding the investment in the Company contemplated by this Agreement. The Investor covenants that neither it nor any Person acting on its behalf or pursuant to any understanding with it will engage in any transactions in the securities of the Company (including short sales) prior to the time that the transactions contemplated by this Agreement are publicly disclosed by the Company. The Investor has maintained, and covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company the Investor will maintain, the confidentiality of any disclosures made to it in connection with this transaction (including the existence and terms of this transaction).

            3.7 LIMITED OWNERSHIP. The purchase by the Investor of the securities issuable to it at the Closing will not result in the Investor (individually or together with any other Person with whom the Investor has identified, or will have identified, itself as part of a "group" in a public filing made with the SEC involving the Company's securities) acquiring, or obtaining the right to acquire, beneficial ownership in excess of 19.999% of the outstanding shares of common stock or the voting power of the Company on a post transaction basis that assumes that the Closing shall have occurred. The Investor does not presently intend to, alone or together with others, make a public filing with the SEC to disclose that it has (or that it together with such other Persons have) acquired, or obtained the right to acquire, as a result of the Closing (when added to any other securities of the Company that it or they then own or have the right to acquire), beneficial ownership in excess of 19.999% of the outstanding shares of common stock or the voting power of the Company on a post transaction basis that assumes that the Closing shall have occurred.

      SECTION 4. CONDITIONS TO CLOSING. The following are conditions to Closing which shall be deemed satisfied upon delivery by the Company of the certificates representing the Shares and the Warrants and delivery by the Investor of the Purchase Price:

            4.1 TERMINATION OF SECURITY INTERESTS/UCC FILINGS. Aurarian Capital Partners II, L.P. ("AURARIAN CAPITAL") and Aurarian Offshore Ltd. ("AURARIAN OFFSHORE") shall have agreed to release any security interests they have in the assets of the Company and its Subsidiaries and the Company shall have filed UCC termination statements extinguishing any security interests.

            4.2 CONVERSION OPTION. Each of Aurarian Capital and Aurarian Offshore shall have fully converted their respective Senior Secured Convertible Promissory Notes with an aggregate principle amount of $2,000,000 at a conversion price of $2.90 into common stock of the Company (the "AURARIAN FINANCING").

      SECTION 5.  COVENANTS.

            5.1 PARTICIPATIONS. Until the second anniversary from the Closing Date, the Company covenants to grant the Investor the right to purchase its pro rata share of any shares of future offerings (other than Excluded Issuances) of equity securities (or warrants or securities convertible into equity securities) of the Company that will enable it to maintain its fully diluted percentage ownership of the Company at the offering price or the price being paid by a third party, as applicable. "EXCLUDED ISSUANCES" shall mean any equity securities (or warrants or securities convertible into equity securities) issued (i) to employees, officers, directors, contractors, consultants or advisers approved by the Board of Directors of the Company (the "BOARD"), (ii) to parties that are strategic partners investing in connection with a commercial relationship, or providing the Company with equipment leases, real property leases, loans, credit lines, guaranties or similar transactions approved by the Board, (iii) in connection with a merger or acquisition or in connection with a joint venture or other strategic or commercial relationship approved by the Board, (iv) upon the exercise of currently outstanding convertible securities, options and warrants, and (v) in connection with any public offering.

            5.2 OPTION RESTRICTIONS. Until all of the Shares are subject to an effective registration statement, the Company shall not issue shares, warrants or options to any Affiliates such that after giving effect to such issuance, the number of shares held by such Affiliates have increased by greater than ten percent (10%) over the number of outstanding shares of the Company held by Affiliates, in each case on a fully diluted basis, as of Closing Date.

      SECTION 6.  REGISTRATION RIGHTS.

            6.1   REGISTRATION PROCEDURES AND EXPENSES. The Company shall:

            (a) within 45 days of the Closing Date (the "FILING DEADLINE"), prepare and file with the SEC a Registration Statement (the "INITIAL REGISTRATION STATEMENT") relating to the resale of the sum (the "REQUIRED REGISTRATION AMOUNT") of (i) the number of Shares and Warrant Shares issued to the New Investors and (ii) the number of shares of common stock and warrant shares of the Company issued to Aurarian pursuant to the Aurarian Financing (collectively, the "REGISTRABLE SECURITIES"). The Initial Registration Statement shall be on Form SB-2 (or on another appropriate form). Notwithstanding anything herein to the contrary, if the SEC prevents the Company from including the Required Registration Amount of Registrable Securities on the Initial Registration Statement due to limitations on the use of Rule 415 of the Securities Act or otherwise for the resale of the Registrable Securities by the New Investors and Aurarian (the Registrable Securities not included on such Registration Statement, the "CUTBACK SHARES"), the Initial Registration Statement shall register the resale of a number of Registrable Securities which is equal to the maximum number of shares as is permitted by the SEC. In such event, the number of Registrable Securities to be registered for the New Investors and Aurarian in the Initial Registration Statement shall be reduced PRO RATA among all New Investors and Aurarian. With respect to the Cutback Shares, the Company shall file additional registration statements (each an "ADDITIONAL REGISTRATION STATEMENT" and with the Initial Registration Statement, the "REGISTRATION STATEMENT") successively trying to register the maximum number of remaining Cutback Shares until all of the Required Registration Amount of Registrable Securities have been registered with the SEC.;

            (b) use its reasonable commercial efforts, subject to receipt of necessary information from the New Investors and Aurarian, to cause the SEC to declare the Initial Registration Statement effective within 150 days after the Closing Date (or ten business days after receipt of notice of no review by the SEC) (the "EFFECTIVE DEADLINE");

            (c) promptly prepare and file with the SEC such amendments and supplements to any Registration Statement filed pursuant to this Section 6.1 and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective until the earliest of (i) such time as all of the Registrable Securities have been sold pursuant to the Registration Statement, (ii) two years or (iii) such time all of the Registrable Securities become eligible for resale without volume limitations pursuant to Rule 144 (including for purposes of this Agreement, any successor rule that may be adopted following the date hereof) under the Securities Act or any other rule of similar effect (the "EFFECTIVENESS PERIOD");

            (d) furnish to the New Investors and Aurarian with respect to the Registrable Securities registered under any Registration Statement (and to each underwriter, if any, of such Registrable Securities) such number of copies of prospectuses and such other documents as the New Investors may reasonably request, in order to facilitate the public sale or other disposition of all or any of the Registrable Securities by the New Investors and Auraruan;

            (e) bear all expenses in connection with the procedures in paragraphs (a) through (f) of this Section 6.1 and the registration of the Registrable Securities pursuant to any Registration Statement, other than fees and expenses, if any, of counsel or other advisers to the New Investors and Aurarian or underwriting discounts, brokerage fees and commissions incurred by the New Investors or Aurarian, if any in connection with the offering of the shares pursuant to any Registration Statement;

            (f) in order to enable the New Investors to sell the Registrable Securities under Rule 144 to the Securities Act ("RULE 144"), for a period of two years from the Closing Date, use its commercially reasonable efforts to comply with the requirements of Rule 144, including without limitation, use its commercially reasonable efforts to comply with the requirements of Rule 144 with respect to public information about the Company and timely file all reports required to be filed by the Company under the Exchange Act;

            6.2   DELAY IN FILING OR EFFECTIVENESS OF REGISTRATION STATEMENT.
(a) If (i) the Initial Registration Statement is not filed by the Company with the SEC on or prior to the Filing Deadline, then for each day following the Filing Deadline, until but excluding the date the Initial Registration Statement is filed, the Company shall pay the New Investors with respect to any such failure, as liquidated damages and not as a penalty, an amount per 30-day period equal to 1.0% of the purchase price paid by such New Investors for its Shares pursuant to this Agreement (on a daily basis over such period) (the "FILING LIQUIDATED DAMAGES") or (ii) if the Initial Registration Statement is not declared effective by the SEC by the Effective Deadline, then for each day following the Effective Deadline, until but excluding the date that is the earlier of the date the SEC declares the Initial Registration Statement effective or the 30th day after the Effective Deadline, the Company shall pay the New Investors with respect to any such failure, as liquidated damages and not as a penalty, an amount for such period equal to 0.50% of the purchase price paid by such New Investors for its Shares pursuant to this Agreement (pro rata) (the "150 DAY LIQUIDATED DAMAGES") or (iii) if the Initial Registration Statement is not declared effective by the SEC by the 180 Day Effective Deadline, then for each day following the 180 Day Effective Deadline, until but excluding the date the SEC declares the Initial Registration Statement effective, the Company shall pay the New Investors with respect to any such failure, as liquidated damages and not as a penalty, an amount per 30-day period equal to 1.0% of the purchase price paid by such New Investors for its Shares pursuant to this Agreement (pro rata on a 30 day basis) (the "180 Day LIQUIDATED DAMAGES," and together with the Filing Liquidated Damages and the 150 Day Liquidated Damages, the "Liquidated Damages"). Notwithstanding the foregoing provisions, in no event shall the Company be obligated to pay any Liquidated Damages pursuant to this Section 6.2 (i) to more than one New Investor in respect of the same Shares or Warrants for the same period of time, (ii) with respect to any Cutback Shares, (iii) with respect to the Warrants or any Warrant Shares, (iv) in respect of any Shares that are eligible to be sold by any New Investor pursuant to Rule 144 and (v) of more than 5.0% of the Purchase Price, in the aggregate.

            (g) Notwithstanding anything herein to the contrary, the Company in its sole discretion may pay any Liquidated Damages in either (i) cash or (ii) additional shares of common stock. Such additional shares shall be valued by the average VWAP five (5) trading days prior to when such Liquidated Damages shall be paid.

      SECTION 7.  DEFINITIONS.

            7.1 DEFINED TERMS USED IN THIS AGREEMENT. In addition to the terms defined above, the following terms used in this Agreement shall be construed to have the meanings set forth or referenced below:

            "AFFILIATE" means, with respect to any Person (i) a director, officer or shareholder of such Person, (ii) a spouse, parent, sibling or descendant of such Person (or spouse, parent, sibling or descendant of any director or executive officer of such Person), and (iii) any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person.

            "150 DAY LIQUIDATED DAMAGES" has the meaning set forth in Section
6.2.

            "180 DAY EFFECTIVE DEADLINE" shall mean the day that is 180 days after the Closing Date.

            "180 DAY LIQUIDATED DAMAGES" has the meaning set forth in Section
6.2.

            "ADDITIONAL REGISTRATION STATEMENT" has the meaning set forth in
Section 6.1(a).

            "AGREEMENT" has the meaning set forth in the preamble.

            "AURARIAN" means Aurarian Capital and Aurarian Offshore.

            "AURARIAN CAPITAL" has the meaning set forth in Section 4.1.

            "AURARIAN FINANCING" has the meaning set forth in Section 4.2.

            "AURARIAN OFFSHORE" has the meaning set forth in Section 4.1.

            "BOARD" has the meaning set forth in Section 5.1.

            "CLOSING" has the meaning set forth in Section 1.3.

            "CLOSING DATE" has the meaning set forth in Section 1.3.

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            "COMPANY" has the meaning set forth in the preamble.

            "COMPANY FINANCIAL STATEMENTS" has the meaning set forth in Section 2.11.

            "CUTBACK SHARES" has the meaning set forth in Section 6.1(a).

            "EFFECTIVE DEADLINE" has the meaning set forth in Section 6.1(b).

            "EFFECTIVENESS PERIOD" has the meaning set forth in Section 6.1(c).

            "EXCHANGE ACT" means the Securities and Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.

            "EXCLUDED ISSUANCES" has the meaning set forth in Section 5.1.

            "FILING DEADLINE" has the meaning set forth in Section 6.1(a).

            "FILING LIQUIDATED DAMAGES" has the meaning set forth in Section
6.2.

            "FINANCING" has the meaning set forth in the first recital.

            "GAAP" has the meaning set forth in Section 2.11.

            "INITIAL REGISTRATION AMOUNT" has the meaning set forth in Section 6.1(a).

            "INTELLECTUAL PROPERTY RIGHTS" has the meaning set forth in Section 2.10.

            "INVESTOR" has the meaning set forth in the preamble.

            "LIQUIDATED DAMAGES" has the meaning set forth in Section 6.2.

            "MATERIAL ADVERSE EFFECT" has the meaning set forth in Section 2.11.

            "NEW INVESTORS" has the meaning set forth in the first recital.

            "PERSON" means an individual, partnership, corporation, limited liability company, association, trust, unincorporated organization, or any other company or entity or a government or agency or political subdivision thereof.

            "PUBLIC FILING" means all forms, Reports, schedules, statements, exhibits and other documents or information filed with the SEC pursuant to the Exchange Act or the Securities Act.

            "PURCHASE PRICE" has the meaning set forth in Section 1.1.

            "REGISTRABLE SECURITIES" has the meaning set forth in Section
6.1(a).

            "REGISTRATION STATEMENT" has the meaning set forth in Section
6.1(a).

            "REPORTS" has the meaning set forth in Section 2.11.

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            "REQUIRED REGISTRATION AMOUNT" has the meaning set forth in Section
6.1(a).

            "RULE 144" has the meaning set forth in Section 6.1(f).

            "SEC" has the meaning set forth in Section 2.11.

            "SECURITIES ACT" has the meaning set forth in Section 2.9.

            "SENIOR SECURED CONVERTIBLE PROMISSORY NOTES" means the Senior Secured Convertible Promissory Notes, dated August 21, 2007, issued by the Company to each of Aurarian Capital and Aurarian Offshore.

            "SHARES" has the meaning set forth in the third recital.

            "SUBSIDIARY" has the meaning set forth in Section 2.2.

            "WARRANTS" has the meaning set forth in Section 1.2.

            "WARRANT SHARES" has the meaning set forth in Section 1.2.

      SECTION 8.  MISCELLANEOUS.

            8.1 SUCCESSORS AND ASSIGNS. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties.

            8.2 ENTIRE AGREEMENT. This Agreement constitutes the full and entire understanding and agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements, written or oral, with respect thereto.

            8.3 SEVERABILITY. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

            8.4 WAIVERS AND AMENDMENTS; NON-CONTRACTUAL REMEDIES; PRESERVATION OF REMEDIES. This Agreement may be amended, superseded, cancelled, renewed or extended, and the terms hereof may be waived, only by a written instrument signed by all of the parties hereto or, in the case of a waiver, by the party waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of such party of any such right, power or privilege, or any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege.

            8.5 GOVERNING LAW. This Agreement shall be governed by and construed under the laws of the State of New York without regard to choice of law principles.

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

            8.6 FURTHER ASSURANCES. Each party shall, at the request of another party, at any time and from time to time following the Closing promptly execute and deliver, or cause to be executed and delivered, all such further instruments and take all such further action as each party may reasonably request to confirm or carry out the provisions and intent of this Agreement.

            8.7 COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.






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

      IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

                                           THE COMPANY:

                                           BLUEFIRE ETHANOL FUELS, INC.


                                           By: _______________________________
                                               Name:
                                               Title:


                                           INVESTOR

                                           QUERCUS TRUST


                                           By: _______________________________
                                               Name:
                                               Title:




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